Exhibit 12.1
CENTERPLATE, INC.
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES

	2001	2002		2003	2004		2005

	(In thousands except for ratio)
Income (loss) before income taxes and cumulative effect of change in accounting principle	(4,032)	4,309		(10,755)	1,353		(8,441)
Add Fixed Charges:
Interest Expense (excluding capitalized)	21,998	19,311		25,856	23,195		27,800
Amortization of loan costs	1,431	1,431		6,907	1,815		3,474
Interest factor in rents	812	865		788	787		924

Total earnings as defined	20,209	25,916		22,796	27,150		23,757

Fixed Charges:
Interest Expense	21,998	19,311		25,856	23,195		27,800
Amortization of loan costs	1,431	1,431		6,907	1,815		3,474
Interest factor in rents	812	865		788	787		924

	24,241	21,607		33,551	25,797		32,198

Ratio of Earnings to Fixed Charges	—	1.2	x	—	1.1	x	—
Deficiency in the coverage of fixed charges	(4,032)	—		(10,755)	—		(8,441)